

March 20, 2013

Via E-mail
Mr. Gregory P. Taxin
Managing Director
Clinton Group, Inc.
601 Lexington Avenue, 51st Floor
New York, New York 10022

> **Re: Stillwater Mining Company**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 19, 2013 by Clinton Relational Opportunity Master**
> **Fund, L.P., et al.**
> **File No. 001-13053**

Dear Mr. Taxin:

We have reviewed your revised filing and have the following comments.

Our Proposed Path Forward, page 8

1.   Disclosure with respect to the Marathon project states the view that "no additional betting should be done without first accurately assessing the resource." However, the company's Form 10-K for the fiscal year ended December 31, 2012 indicates that the company plans about $21.9 million of capital outlay at Marathon in 2013 in support of environmental assessment activities, detailed engineering and sustaining efforts related to the Marathon development project. Please revise your disclosure to indicate how your plans for this project differ from the company's.

Proposal 3 – Advisory Vote on Executive Compensation, page 17

2.   Disclosure on page 19 states that Mr. McAllister is entitled to $13.7 million upon the non-renewal of his executive employment contract, "according to the Company's proxy statement." The company's definitive proxy statement does not appear to make this claim. Please revise, or advise us as to your analysis.

Quorum; Abstentions; Broker Non-Votes, page 22

3.   We note your response to prior comment 8. Please provide us with your legal analysis as to how the company's proposed treatment of broker non-votes is inconsistent with Delaware law. Refer to Berlin vs. Emerald Partners, 552 A.2d 482. Given that the

applicable voting standard for Proposals 2 through 4 is a majority of the shares present in person or represented by proxy, it would appear that a broker non-vote with respect to any of these proposals would have the effect of a vote against the proposal. Please provide your alternate analysis, or revise your disclosure so that it is consistent with the company's disclosure on this topic.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        David E. Rosewater, Esq.
        Schulte Roth & Zabel LLP